EXHIBIT 6.2

CONTRACT OF MANUFACTURE

Contract Packaging Agreement between EMS Contract Packaging (A Division of EMS Aquisition Corp,), 1560 Industry Road, Hatfield, PA 19440 {hereinafter known as "Contract Packager") and Aspyron, Inc, 763 Linden Ave, Suite 2, Rochester, NY 1462S, {hereinafter known as 'Customer"). Whereby, the Customer desires to have the Contract Packager manufacture and package the Over The Counter (OTC) drug products known as Sinus Max* Nasal Spray and Kool Blast Sore Throat Spray ("Aspyron Products") in accordance with the Customer's formulas and specifications.

Accordingly, Customer and Contract Packager agree as follows:

1. Contract Packager will manufacture and supply to Customer Aspyron Products at the Contract Packager facility in Hatfield, PA at such times and in quantities to be set forth by the Customer from time to time.

2. The term of this agreement shall commence June 1, 2017 and unless sooner terminated by either party upon 90 days written notice, it shall run for a period of three years and thereafter from year to year unless terminated prior to the end of the third year of end of any succeeding year by 90 day notice. The Customer may immediately terminate this Agreement "with cause" upon the occurrence of any of the following events: Contract Packager breaches an of its obligations under this Agreement by its failure to perform or otherwise including without limitations, failure to deliver products on desired dates (agreeing that the quantities requested and the delivery dates are in accordance with the mutually agreed to Purchase Orders issued from time to time by Customer), failure to meet the USP or the UD FDA regulations, failure of the product to meet the Customer's agreed specifications and/or variance from Customer's standards that is not pre approved by Customer in writing, or Contract Packager becomes insolvent, enters voluntary bankruptcy or receivership proceedings, makes an assignment for the benefit of creditors or within 30 days after the commencement of proceedings against the Contract Packager seeking relief under the Federal Bankruptcy Code, and such proceedings are not dismissed.

3. From time to time as determined by Customer, in its sole discretion. Customer during the term of this agreement shall place orders to Contract Packager setting forth the quantity and the desired delivery date. Customer shall issue each order no later than 30 days prior to the desired date of shipment.

4. The quality of the product shall be determined by the Contract Packager by sampling and analysis of not only the raw materials utilized to manufacture the product but also the finished product in accordance wdh its standard quality control procedures and USP as well as the UD Food and Drug Administration Good Manufacturing Practices (GMP).

5. Contract Packager and Customer will agree to terms of payment pursuant to each issued and accepted Purchase Order.

6. Contract Packager warrants that the product delivered shall conform to Customer’s specifications and shall be free from any defects in materials and workmanship and furthermore, Contract Packager shall guarantee that the product shall be manufactured in accordance with the USP and FDA requirements.

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7. Customer has complete authority over the packaging specifications. However, the Customer realizes that any changes cannot be made without prior notification of Contract Packager allowing up to 60 days for changes. Customer will bear all actual additional charges that arise in regards to Customer changes.

8. Contract Packager shall not vary the Customer approved formulations and manufacturing and packaging procedures agreed to without prior written verification from the Customer,

9. Contract Manufacturer shall formulate, manufacture and package in accordance with the Customer's formulas and the US FDA and USP regulations. Customer has the authority to confirm and audit the Contract Packager that they are in adherence of these procedures Any changes desired from these set forth procedures by either party shall be agreed to by both parties.

10. Contract Packager shall not change suppliers brand or grade quality of raw materials used in formulation, manufacturing or packaging, or product unless there is an inability to obtain material from agreed to or regular suppliers, if such case arises whereas standard suppliers cannot supply Contract Packager, then Contract Packager shall use its best ability to source and obtain raw material supglies assayed that meet original specifications. Contract Packager shall inform Customer if this happens.

11. In accordance with the stated obligations and responsibilities as referenced in Sections 6 through 8 inclusive herein, and so long as Contract Packager manufactures and packages the product in a manner that conforms to Customer specifications. Contract Packager shall not be liable to Customer or any third party for claims relating to the manufacture or packaging of the products including the sufficiency of the labeling, compliance with any and all federal and state laws and regulations, mandates of the Food and Drug Administration (FDA) or Federal Trade Commission (FTC), or on any other basis. These provisions at Section 11 carry the proviso that Contract Packager is compliant with Customer specifications and requirements. Customer shall further, defend, indemnify and hold harmless Contract Packager and Its officers, employees and agents, (hereinafter referred to as the "indemnified Parties") from and against any and all claims, demands, suits, losses, injuries or liabilities arising out of the manufacture, packaging and/or sale of the product.

12. Contract Packager shall purchase in the name of the Customer and shall maintain reasonable inventories of all raw materials and packaging supplies that are agreed upon and shall exercise its best efforts relative to business developments to comply with all delivery dates. In the event of contract termination by Customer, the Customer shall reimburse the Contract Packager for all raw materials and packaging supplies as well as ary related costs for the supplies. Payment shall be made by Customer to Contract Packager within 30 days of the effective date of such termination by Customer.

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13. Customer shall bear the actual one time set up charges when changes to packaging design are made by Customer and these changes include but are not limited to artwork, plates, etc.

14. Contract Packager and Customer shall agree on the pricing from time to time and shall be reflective of the Purchase Orders to be submitted and accepted between Customer and Contract Packager. Contract Packager shall communicate an initial manufacturing price which shall be acceptable between the parties for up to 100,000 initial units. Overall pricing shall be subject to review at 6 month intervals and Contract Packager shall notify Customer of any significant raw material and supply price increases.

15. Upon reasonable request by Customer, Contract Packager shall supply Customer with all necessary FDA documentation if required.

16. EMS agrees to produce the specified products herein referred to as ’SinusMaxx Nasal Spray1' and "Kool 8last" Sore Throat Spray solely for the benefit of Aspyron, Inc during the term of this agreement and to not contract same or similar products relating to the applicable formulations with any third parties for a period of five (5} years following the termination of this agreement.

For the term of this contract, the definition of "Cause" shall be limited to the Contract Packager not being able to supply Customer in the quantities and time frames requested by the Customer and agreed to by Contract Packagers acceptance of the terms of any subsequent Purchase Orders per this contract.

The parties by signing below enter into this agreement date June 1, 2017

By:	/s/ Stacie Kirsch	By:	/s/ David Olund
	Stacie Kirsch		David Olund
	EMS Contract Packaging (A Division of EMS Acquisition Corp)		President Aspyron Inc

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